Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  September 13, 2019

 THOMSON REUTERS STREETEVENTS  EDITED TRANSCRIPTUTX - United Technologies Corp at Morgan Stanley Laguna Conference  EVENT DATE/TIME: SEPTEMBER 12, 2019 / 4:20PM GMT

SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference

CORPORATE PARTICIPANTS

Gregory J. Hayes *United Technologies Corporation - Chairman, CEO & President*

CONFERENCE CALL PARTICIPANTS

Rajeev Lalwani *Morgan Stanley, Research Division - Executive Director*

PRESENTATION

Rajeev Lalwani - *Morgan Stanley, Research Division - Executive Director*

Hi. Good morning, everyone. Let's get seated and get started. I'm excited to have United Technologies up here and CEO, Greg Hayes. He's going to make some prepared remarks for a few minutes, and then we'll jump right in to Q&A.

So Greg, the podium is yours.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO & President*

Thank you so much, Rajeev. Good morning, everyone. Let me start out first, as we always do, with the disclosure, of course, forward-looking statements. Important risk factors, all the SEC filings. And I would remind everyone, there is a currently filed and effective S-4 talking about the merger between UTX and Raytheon that is effective I think as of Wednesday of this week. So please read that as you think about all the discussions we're going to have today.

Just on the -- here, one slide, right? What's going on this year? A lot. As far as the portfolio separation, we remain on track to be operationally ready to separate Carrier and Otis by the 1st of January. The pacing items remain tax rulings from a couple of jurisdictions, primarily the U.S. and Canada. Once those tax rulings are received, assuming they are as we would expect, we will proceed to the actual separation, which we think will occur probably April 1st.

Talk about the first half of the year, certainly if the rulings get delayed, that could delay us a little bit. But we are in the middle of all of this. Most of the legal entity restructuring activity still has to occur, but the real-to-hard lifting is around the digital front. We're replicating systems and all that, hiring a bunch of people. What I would tell you, we reviewed this just yesterday with our Board, and we remain on track. I'm confident that we will have a great launch of 2 great new companies, Otis and Carrier.

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Raytheon, that other little deal that we're working on. It's hard to believe it's only been a couple of months since we made that announcement. I think it was June 10th that we were going to merge the RemainCo of UTC. That is our aerospace assets, Pratt and Collins, with Raytheon in a merger of equals. Again, that integration remains on track. As I mentioned before, the S-4 is effective. The merger documents, we expect to vote -- shareowner votes, in early October. I think it's the 11th for both the Raytheon and as well as UTX's shareowners. I would remind you, we need about -- we need

51% of all votes cast to authorize the share issuance. We've been working with our investors. As you guys know, over the last few months again. Shout out to Carroll Lane and Akhil Johri for a great job in trying to help all the investors understand.What was, I think, a surprise to many people as we thought about merging RemainCo aerospace with Raytheon. But again, I think Dr. Kennedy was here this morning. Raytheon, great company. We think undervalued. We think lots of opportunities, especially on the technology front.I understand Dr. Kennedy made an announcement this morning about staffing around Toby O'Brien becoming CFO. In fact, we are working through all the staffing for the combined companies. We have about 12 senior executive positions. I would say 75% of those are already agreed to. Obviously, a couple of things still to do. I would expect a formal announcement on the new organization sometime shortly probably mid- to late October.I know there might be some concern about Akhil Johri, who has been a friend of mine and a partner of mine for the last 5 years as CFO, but I've known Akhil for quite some time. He's a great executive. I have asked him to continue on with the merged company for a year or so to help. We value his guidance and his knowledge not just of the business, but of the investor. So I'd expect that there's no big change there. We welcome having Toby O'Brien. He's a great guy. He knows the defense industry better than any of us, and I think he'll be a great partner. But don't worry about Akhil. I hope he's not going anywhere either.  Free cash flow, again, we feel good about that. And as we look forward, I think free cash flow will be the calling card of the new Raytheon Technologies. We see tremendous opportunities in bringing these companies together on the cash generation side.So let me leave it there and take whatever questions you might have.      QUESTIONS AND ANSWERS Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorThanks, Greg. A lot to get further into there. I appreciate the remarks. One thing I wanted to start with is the obvious around the combination with Raytheon. You mentioned it a bit of a surprise, maybe some disappointment even with the announcement. How has that changed from then to now? Is it sort of like Rockwell Collins, where everyone was surprised about it and then loved it?Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentYes. If you'll recall, in September of 2018, we announced that we were buying Rockwell Collins for about $30 billion. Our stock dropped about 10% in the next couple of days. And I think the nice words to describe my performance was stupid and an idiot, and that again was a generous piece. At the end of the day, what we saw is huge value -- undervalue in Rockwell Collins in terms of the technology, in terms of synergies, and in terms of the leadership that they could bring into the aerospace business. It also allowed us to have the scale to think about UTX as a standalone aero company.When Dr. Kennedy approached me about a year ago about a potential merger with Raytheon, obviously, we were in the middle of this decision of the split. We were in the middle of trying to close on Rockwell. The timing wasn't great. But the more we thought about it and the more we got into it earlier this year, I think the more apparent it became is Raytheon is a great asset. A lot of people don't understand the Raytheon business. I    SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference  ***

         think Dr. Kennedy and Tom has done a nice -- or Toby has done a nice job over the last years in terms of guiding The Street, in terms of the benefits of Raytheon. But again, an underleveraged balance sheet with lots of growth opportunity.And it's those 2 things, along with the great technology warehouse that they have that really attracted us to Raytheon. As I said, when we come together, this year, I think pro forma will be about $75 billion; next year, about an $80 billion company. Free cash flow, I think you guys have seen it out there in the S4 we talked about, somewhere between $8 billion and $9 billion in 2021 of free cash flow coming out of this company. And it gives us huge optionality.Obviously, one of the concerns that we had coming out of the split is the Aero RemainCo is going to have about $24 billion worth of debt and revenue of around $50 billion. And so there was very little flexibility in terms of capital back to shareowners.With this merger, with essentially zero debt coming from Raytheon, the credit rating goes back to where we had always wanted it to be, and flexibility to return cash to shareholders is phenomenal. On top of that, the technology portfolio, again, very little overlap between ourselves and Raytheon, but lots of opportunity to share technology across the platform. So I think that's the thing that's most exciting, if not in the next year or 2, in the next 5 to 10 years.Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorYou touched on it a little bit in terms of the technology attributes and the synergy there. What else are you excited about? What else is it that people are missing? For me I feel like it's the cash flow side or the capital returns that you touched on, but what is it that you're out there sort of explaining to investors? Again, outside of technology, you've talked a lot about that already.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentYes. It's interesting. So Akhil and I, actually, 2 weeks ago, spent a week traveling with Raytheon with Dr. Kennedy and Toby out to their businesses. And we were in Tucson looking at the missile business. We were in Washington, D.C. We were down in Dallas. And I think what's underappreciated about Raytheon is the fact they have thousands of programs. But if you take a look at the life cycle of where they are in these programs, while they have many mature programs like Patriot, Tomahawk cruise missile and others, the pipeline that they have is just phenomenal coming up. Even Patriot, which has been around 30 years. You'll see an opportunity to reinvigorate their technology into that platform and start it back on the growth cycle again.So I think what's most exciting to me is, they have a huge, huge backlog. They've got a huge -- I think Dr. Kennedy is talking about 6% to 8% top-line growth next year, which is going to be great on top of what we see with our aerospace business. But again, it is that portfolio of programs and the leadership that they have and the technology I think is second to none.Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorWhen you look at RTX, how do you think it performs in a downturn? Obviously, we know that question's been coming up a lot recently. So I'd love your perspective there.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentWell, look, I think you have to think about, what does a downturn look like? If it's a 2001-type downturn where the aviation industry is shutdown, that's a bad thing on the commercial side. It's a good thing on the defense side.If you think about RTX, the portfolio almost perfectly balanced, 50%, commercial aero; 50%, defense; 50%, U.S.; 50%, international. So even in a ---a normal recessionary curb where consumer spending goes down, we don't see a big impact on the prospects because this is a relatively long-cycle    SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference

   SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference  business. We have 10,000 GTF engines in backlog. The Boeing and Airbus have huge backlogs in the narrow-body, which is where we play mostly. And the defense budget, I don't expect they're going to go down. Even if they do go down a little bit, the technologies and the spaces where Raytheon and UTX play, are those things that will help for next-generation platforms, and I believe will be less susceptible to a downturn.So look, of all the worries that I have, clearly, slowing down in the world economy is a possibility, I don't see it as really stopping the RTX Company going forward. ***

     Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorSo I've been following UTX for not very long. Two years and I've seen 2 deals. Do you still have some companies that you haven't done deals with. Are we looking for more as we look forward? Or are you good?Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentI think my credit card's overdrawn right now. So look, Raytheon was a deal that we had thought about years and years ago, and it came to fruition. I'll just say an inopportune time, but a great time for us as we think about splitting the company. And I told this to Tom, I said, well, we're really busy. But when a good deal comes in front of you, you've got to jump at it.I would tell you there is nothing else that we need to do in the RTX portfolio that would require a big M&A deal. Will there be little technology additions like we always do, absolutely. But in terms of big deals, I think, our mission to be the world's preeminent supplier of aerospace and defense systems and be platform-agnostic in that. That says a lot. That says you're not going to go after a platform supplier. That says you're going to stick to the systems side. And quite frankly, with the size of the business that we have today, we've got the scale we need. We've got the technology that we need. There's just nothing else out there that I would say that we have to do.    SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference  ***

       SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference  Rajeev Lalwani - Morgan Stanley, Research Division - Executive DirectorOn the GTF, what do you think is the biggest risk in getting that aftermarket goodness over the next 10, 20, 30 years? It's so hard for us to get comfortable with it especially with the $1 billion OE loss, but I'd to love to see how you get comfortable with it, how our friends at Raytheon got comfortable with it.Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentYes. That would have been a great question for Dr. Kennedy this morning because I think when we told them we were losing $1 [billion] (corrected by company after the call) selling engines every year, his eyes got wide and he was like, what's up with that? And we spent a lot of time with Raytheon and the team. And I know even with their Board level trying to assure them that we got this. And again, when you've been in the business, the engine business, as long as we have, we have models. We know for instance how long a turbine's going to last on a wing, right? They are life-limited parts out there. We know interval -- overhaul intervals. We monitor these engines every single day, every single hour that they're operating. So we can see when they're going to come out of service.The question is how big will that aftermarket be? That will depend upon what the time between overhauls are. I go back to, been around too long, 2010 or so. We took over a contract for one of our airline customers for the V2500 maintenance. They had been doing the maintenance themselves, and they were experiencing about 12,000 hours between overhauls, which is roughly 4 years. We brought the engines back into our shop under an FMP. We more than doubled the life of those engines just by putting in factory parts, refurbing the engine and following our own maintenance schedules. And I think we know how to do this.You can imagine the profitability, instead of every 4 years, it's every 8 years? On an FMP where you're making money by the hour, not by the parts, usually profitable. And so we'll see. Again, this engine is still new. I mean, we've got 3 years and 3 million hours on it. Eventually, we'll have 10,000 engines out there. The aftermarket will kick in -- we see a tiny bit today. You're really going to start to see this in '24 and '25 as the engines that we're delivering '16 through '19 start going through overhaul. '24, '25, '26, and then it just keeps growing. And I think it was that growth and our ability to model it, which is what convinced Raytheon that the aftermarket is real, and the investment that we've made will pay off. ***

   SEPTEMBER 12, 2019 / 4:20PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference  Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & PresidentLook, when you start off, like as we did with Raytheon or you come up with a number like $1 billion of synergies. And I think I know when we started at $500 million for Rockwell Collins, you do that based on history, not based on knowledge.And as you get into the combination, you actually bring the 2 businesses together, the opportunities become more and more apparent. I think the best practices, synergies are not something that get realized at the top. And what we've always done is we've pushed it down to the lowest level of the business and say, "Okay, you've got to find $50 million of procurement savings. You need to find $20 million of SG&A. You need to find ways." And the more you push that out to the businesses and they take ownership, the more ideas that percolate up.Obviously, to start out with $500 million publicly. The number internally is a lot bigger as it will be with Raytheon. And I think some of this is just the natural conservatism, but more of it is just people as they get to know these businesses, they see the opportunities are huge.I think about bringing the Aero business and Raytheon together. We've got $28 billion of direct procurement. We've talked about $300 million or$400 million of savings on a procurement, including indirect fees. That number, we should blow by in a year.So some of this is just what we do every day, which is take cost out. Some of it is just the opportunity of bringing 2 companies together, seeing where the mutual buys are, discounts, best practices. But we've got, I think, got a pretty good record. We did this on Goodrich. We've done it on Rockwell Collins, and I feel very good about the process. ***

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s shareowners and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

UTC and Raytheon and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the joint proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from UTC or Raytheon as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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